SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

September 17, 2003

TELIASONERA AB

(Translation of registrant’s name into English)

Markackagatan 11 S-123 86 Farsta, Sweden
(Address of principal executive offices)

0-30340

(Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

SIGNATURES
Press Release — September 17, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2003	TELIASONERA AB

	By:	/s/ Jan Henrik Ahrnell Vice President and Legal Counsel

Press Release

September 17, 2003

TeliaSonera Finland to acquire majority stake in the Auria Group

TeliaSonera Finland intends in three consecutive steps to acquire full ownership in the Auria Group, a fixed line telecom operator in the Southwest of Finland. The Auria Group consists of Loimaan Seudun Puhelin (LSP) and its subsidiary Turku Telecom which both are using the Auria brand. Therefore TeliaSonera Finland today announces as the first step the increase of its shareholding in LSP from 29 percent to 40 percent. In order to boost synergies, TeliaSonera Finland has also sold its fixed line business in the numbering areas of Turku and Pori, and Åland to Auria for EUR 22 million.

Following LSP:s Extraordinary General Meeting in September TeliaSonera expects to increase its holding in LSP to 55 percent, approximately an investment of EUR 22.4 million for TeliaSonera.

TeliaSonera Finland will then at the beginning of October launch a share offer in total of EUR 42 million to the owners in LSP with the target of increasing the holding in LSP to 100 percent.

The Auria Group has 130,000 fixed customers in Southwest Finland. During 2002 the Auria Group had EUR 133 million in revenues, EUR 45 million in EBITDA, CAPEX of EUR 12 million and 719 employees.

“The arrangement supports TeliaSonera Finland’s strategy of profitable growth. Our fixed network customer volume will grow by nearly a fifth, and TeliaSonera Finland’s net sales will increase by about seven per cent. Auria and TeliaSonera Finland is a good match. The agreement makes the Auria group a subsidiary of TeliaSonera Finland allowing the regional leader to offer customers local, national and international services from a single service provider, and tap TeliaSonera Finland’s broad range of products, services, platforms and pricing models.” says Anni Vepsäläinen, President of TeliaSonera Finland.

“We improve the competitiveness of both Auria and TeliaSonera Finland. The arrangement makes Auria a stronger company. We’ll continue to develop our operations in line with our growth strategy. Greater resources and volumes will certainly benefit our customers. We help our customers to succeed in the information society; we offer them all data and telecommunications services from one and the same place,” describes Eero Sinkkonen, Managing Director of Auria.

TeliaSonera Finland and Auria will hold a press conference today at the Turku Fair and Congress Center in Turku at 2.30 pm Finnish time.

For further information journalists can contact:
Jyrki Karasvirta, Vice President, Communications, TeliaSonera Finland, tel +358-407 372 145
Anni Vepsäläinen, President, TeliaSonera Finland, tel +358 2040 58810

Forward-Looking Statements
 Statements in the press release relating to future status or circumstances, including future performance, other trend projections and other benefits of the transaction are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of June 2003 TeliaSonera had 9,705,000 mobile customers and 8,102,000 fixed customers and 1,498,000 internet customers in its home markets. Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Exchange, the Helsinki Exchanges and the Nasdaq Stock Market in the USA. Pro forma net sales January-June 2003 amounted to SEK 40.6 billion (EUR 4.4 billion). The number of employees was 27,570.